Leigh Walton

lwalton@bassberry.com

(615) 742-6201

Kevin Douglas

kdouglas@bassberry.com

(615) 742-7767

April 17, 2017

VIA EDGAR CORRESPONDENCE

Mr. Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Community Health Systems, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed February 21, 2017
File No. 001-15925

Dear Mr. Spirgel:

On behalf of Community Health Systems, Inc. (the “Company”), we are writing to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter, dated April 4, 2017, relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016 (the “2016 Form 10-K”) filed with the Commission on February 21, 2017.

To facilitate your review, the Staff’s comments are set forth below and are followed by the Company’s response.

Notes to Consolidated Financial Statements

New Accounting Pronouncements, page 109

You state that you are in the process of evaluating the impact that the amended revenue recognition guidance in Topic 606 will have on your consolidated financial statements. Please revise to provide qualitative financial statement disclosures of the potential impact that this standard will have on your financial statements when adopted. In this regard in your next filing, include a description of the effects of the accounting policies that you expect to apply, if determined, and a comparison to your current revenue recognition policies. Describe the status of your process to implement the new standard and the significant implementation matters yet to be addressed. In addition, to the extent that you determine the quantitative impact that adoption of Topic 606 is expected to have on your financial statements, please also disclose such amounts. Please refer to ASC 250-10-S99-6 and SAB Topic 11.M.

Mr. Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

April 17, 2017

Response:

The Company confirms that it will comply with the Staff’s comment and the disclosure requirements of ASC 250-10-S99-6 and SAB Topic 11.M in future filings. The following provides the status of the Company’s process to date to implement the new standard and an overview of the currently anticipated impact.

In addition to the Company’s prior disclosure noting its planned adoption utilizing the full retrospective method, the Company will include the following additional qualitative financial information in its disclosures in the Company’s Quarterly Report on Form 10-Q to be filed for the period ended March 31, 2017 (the “2017 First Quarter 10-Q”), regarding the anticipated impact that adoption of the new standard will have on the Company’s financial statements:

1.	The most significant impact from adoption of the new standard is anticipated to be the change in presentation on the Company’s statement of operations for a significant component of its provision for bad debts. After adoption of the new standard, the majority of what is currently classified as the provision for bad debts will be reflected as an implicit price concession and therefore an adjustment to net patient revenue. However, the Company will continue to evaluate certain changes in collectability on its self-pay patient accounts receivable resulting from certain credit and collection issues not assessed at the date of service, including bankruptcy, and recognize such amounts in the provision for bad debts included in operating expenses on the statement of operations.

2.	The Company is in the process of reviewing its sources of revenue and evaluating its patient account population to determine the appropriate distribution of patient accounts into portfolios with similar collection experience that, when evaluated for collectability, will result in a materially consistent revenue amount for such portfolios as if each patient account was evaluated on a contract-by-contract basis.

3.	The Company is in the process of assessing the impact of the new standard on various reimbursement programs that represent variable consideration, including settlements with third party payors, disproportionate share payments, supplemental state Medicaid programs, bundled payment of care programs and other reimbursement programs in which our hospitals participate. However, the Company notes that this area of variable consideration remains one of the significant implementation matters where industry guidance for healthcare providers is still under review with the AICPA Financial Reporting Executive Committee (FinREC) as drafted by the AICPA Health Care Entities Revenue Recognition Task Force. While management is evaluating the new standard and considering its application to these reimbursement programs, any conclusions in the final industry guidance that is inconsistent with the Company’s application could result in changes to the Company’s expectations of the impact that adoption of Topic 606 will have on its financial statements.

Mr. Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

April 17, 2017

4.	The Company will disclose that it cannot reasonably estimate at this time the quantitative impact that the adoption of this accounting standard is expected to have on the financial statements of the Company.

The Company intends to update its disclosures in future periodic filings following the 2017 First Quarter 10-Q with additional qualitative disclosure as the Company’s implementation of the amended revenue recognition guidance in Topic 606 progresses throughout the year. Moreover, while the Company cannot currently determine the quantitative impact that adoption of Topic 606 will have on its financial statements as noted above, the Company intends to provide quantitative disclosure in future filings to the extent such quantitative impact can be determined at that time.

*     *     *     *     *

Please do not hesitate to contact the undersigned at the numbers above with any questions or comments you may have regarding this letter.

Sincerely,

/s/ Leigh Walton
Leigh Walton

and

/s/ Kevin Douglas
Kevin Douglas

cc:	Wayne T. Smith
Community Health Systems, Inc.

W. Larry Cash
Community Health Systems, Inc.

Kevin J. Hammons
Community Health Systems, Inc.

Ben C. Fordham, Esq.
Community Health Systems, Inc.